September 17, 2024

John C. Rood
Chief Executive Officer
Momentus Inc.
3901 N. First St.
San Jose, CA 95143

       Re: Momentus Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 001-39128
Dear John C. Rood:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing